Exhibit 1

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the resolutions approved by the General Ordinary and Extraordinary

Shareholders’ Meeting held on August 31, 2017

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1)            Appointment of two shareholders to approve and sign the Minutes of the Meeting

Ms. María de los Ángeles Blanco Salgado, representative of Nortel Inversora S.A. and Mr. Fermín Oscar Castro Madero, representative from Administración Nacional de Seguridad Social - Fondo de Garantía de Sustentabilidad — Law N° 26.425 (hereafter the ‘ANSeS’), were designated.

2)            Consideration of the corporate reorganization by which Telecom Argentina S.A. (‘Telecom Argentina’), as surviving company, will absorb by merger Cablevisión S.A. (‘Cablevisión’), as absorbed company (hereinafter, ‘the Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporate Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’). Consider the Special Merger Individual Financial Statements of Telecom Argentina as of March 31, 2017 and the Special Merger Consolidated Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017, with their respective Reports of the Supervisory Committees and of the Independent Auditors. Consideration of the Preliminary Merger Agreement entered into by Telecom Argentina, as surviving company, and Cablevisión, as absorbed company, on June 30, 2017. Consider the Exchange Ratio of Cablevisión’s shares for Telecom Argentina’s shares. Subscription of the Final Merger Agreement.

It was approved the merger by absorption of Cablevisión (conditioned upon obtaining the regulatory approvals and compliance with other conditions established on the Preliminary Merger Agreement) by which Telecom Argentina, as surviving company, will absorb by merger Cablevisión , as absorbed company (the ‘Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporate Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’) and in accordance with the documentation prepared  to this effect by the involved companies.

Also, the following documents were approved: i) the Special Merger Individual Financial Statements of Telecom Argentina as of March 31, 2017 and the Special Merger

Consolidated Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017, with their respective Reports of the Supervisory Committees and of the Independent Auditors; ii) the Preliminary Merger Agreement entered into by Telecom Argentina, as surviving company, and Cablevisión, as absorbed company, on June 30, 2017.

Furthermore, it was approved the Exchange Ratio of Cablevisión’s shares for Telecom Argentina’s shares, which is stated in Fifth Section of the Preliminary Merger Agreement, that is to say that 1 ordinary share of Cablevisión (either a Cablevisión´s Class A share or a Cablevisión’s Class B share, all of them with a par value of ten thousand Argentine Pesos) for each 9,871.07005 of the new Class “A” and “D” shares to be issued by Telecom Argentina, all of them ordinary, book-entry, with a par value of one Argentine Peso and one vote per share.

Finally, powers were granted to Mr. Mariano Marcelo Ibañez; Mr. Carlos Alejandro Harrison; Mr. Baruki Luis Alberto González and Mr. Saturnino Jorge Funes, so that any of them individually and indistinctly could sign the Final Merger Agreement, with faculties to establish their terms and conditions within the frame of which was approved by this Shareholders’ Meeting.

3)            Amendment of sections 1st; 4th; 5th; 7th; 8th; 10th; 10th Bis; 11th; 13th and 14th of the Corporate Bylaws, being this amendment effective as of the date in which the Merger becomes in effect.

It was approved the modification of sections 1st; 4th; 5th; 7th; 8th; 10th; 10th Bis; 11th; 13th and 14th of the Corporate Bylaws of Telecom Argentina as according to the project incorporated as Annex IV of the Merger Prospectus in order that such modification will take effect as of the date on which the Merger becomes effective.

Powers were delegated to the Chairman and the Vice-Chairman of the Board of Directors so that any of them, in an indistinct manner, may accept or reject any modifications that could be required by the control authorities.

4)            Consider an increase in the capital stock of up to $ 1,184,528,406 as a result of the Merger considered in item 2) of the Agenda. Delegation of powers to the Board of Directors to issue 1,184,528,406 shares in accordance with the Exchange Ratio considered in item 2) of the Agenda (or the amount that results in case of any possible Adjustments to the Exchange Ratio) all of which are ordinary, book-entry, of par value of one Argentine Peso and of one vote per share, to be delivered to the shareholders of Cablevisión, in the form of Class A Shares or Class D Shares, in accordance with the terms of the Preliminary Merger Agreement. Delegation of powers to the Board of Directors.

It was approved the increase in the capital stock of Telecom Argentina up to $1,184,528,406 (or the amount that results in case of any possible Adjustments to the Exchange Ratio) and the delegation of powers to the Board of Directors (on the Effective

Merger Date and always between the two years to be counted as of the date of this Shareholders’ Meeting) to issue 1,184,528,406 shares (or the amount that results in case of any possible Adjustments to the Exchange Ratio) all of which are ordinary, book-entry, of par value of one Argentine Peso and of one vote per share, to be delivered to the shareholders of Cablevisión.

Of the total of 1,184,528,406 shares to be issued in representation of the capital increase, if there were no Adjustments in the Exchange Rate or in the current capital ownership in VLG Argentina LLC (“VLG”), one of Cablevision’s shareholders, there would be issued 473,836,040 Class “A” shares  and 710,692,366 Class “D” shares. However, as indicated in the Preliminary Merger Agreement, the new ordinary shares issued by Telecom Argentina that will be delivered to VLG will be distributed in a proportion of new Class “A” Shares and new Class “D” Shares that will be equivalent to the proportion of the capital ownership that Fintech Media LLC and Cablevisión Holding S.A. maintain in VLG as of the Effective Date of Merger. Consequently, powers were delegated to the Board of Directors of Telecom Argentina so that it will determine, at the time of delivery of the shares, how many of the shares that will be be delivered to VLG will be Class “A” and how many will be Class “D”, and therefore how many shares of each of these Classes shall be issued at that time.

Finally, it was resolved to delegate into the Board of Directors extensive powers to implement or designate those persons who will implement all matters related to the Merger, the capital increase; the issuance of shares and the amendment of the Bylaws approved by this Shareholders’ Meeting, perform the filings, request the corresponding authorizations and approvals and perform all the procedures related to the Merger, and without limitation, the requests for authorization of public offering and listing of the shares to be issued by the Company to be submitted to control entities, stock exchanges and markets of this country and abroad, as well as any other procedure that will be needed to obtain the corresponding approvals and registrations.

All resolutions were adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Maria Inés Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Nora Lavorante on behalf of the Buenos Aires Stock Exchange.

Sincerely,

Mariano M. Ibañez

Chairman